EXHIBIT 99.1


FOR IMMEDIATE RELEASE Contact:           Joe Winn, Chief Financial
                                         Officer or Bruce Danziger, Director
                                         of Investor Relations
                                         (617) 375-7500


                        AMERICAN RADIO SYSTEMS ANNOUNCES
                      RADIO STATION EXCHANGE WITH ENTERCOM

Boston,  Massachusetts--July 21, 1997--American Radio Systems Corporation (NYSE:
AFM) announced that it has entered into a series of agreements whereby it will convey radio stations KUDL-FM and WDAF-AM in Kansas City and KCTC-AM in Sacramento, along with $3,000,000 in cash, to Entertainment Communications, Inc. (Entercom) in exchange for radio station KLOU-FM in St. Louis. Consummation of the transaction is subject to regulatory approval.

Steve Dodge, American's Chairman & CEO, stated, "We are fortunate to be acquiring a terrific radio station in KLOU-FM which will help solidify our position in St. Louis. At the same time, we are pleased to be able to maintain a significant presence in Kansas City with four excellent FM's. The downside to this deal is that John Gehron won't be able to hear his music on one of our stations in Sacramento."

American Radio Systems Corporation began trading shares publicly in June, 1995. The Company owns and/or programs and markets approximately 100 radio stations in Boston, Seattle, Cincinnati, Baltimore, Pittsburgh, Portland, Sacramento, St. Louis, Charlotte, Kansas City, Hartford, Las Vegas, Austin, Buffalo, San Francisco/San Jose, West Palm Beach, Rochester, and Fresno. The Company also has options and/or agreements to buy additional radio stations in Boston, Portland, San Francisco/San Jose, Pittsburgh, West Palm Beach, and Riverside.





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